UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Avid Technology, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

05367P100

(CUSIP Number)

lauren taylor wolfe

Christian Asmar

Impactive capital lp

152 West 57th Street, 17th Floor

New York, New York 10019

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 31, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05367P100

1	NAME OF REPORTING PERSON

Impactive Sierra Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,700,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,700,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 05367P100

1	NAME OF REPORTING PERSON

Impactive Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,700,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,700,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 05367P100

1	NAME OF REPORTING PERSON

Impactive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,700,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,700,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

PN, IA

4

CUSIP NO. 05367P100

1	NAME OF REPORTING PERSON

Impactive Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,700,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,700,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 05367P100

1	NAME OF REPORTING PERSON

Lauren Taylor Wolfe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,700,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,700,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 05367P100

1	NAME OF REPORTING PERSON

Christian Asmar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,700,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,700,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 05367P100

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by Impactive Sierra were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 3,700,000 Shares beneficially owned by Impactive Sierra is approximately $28,668,092, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 31, 2019, Impactive Capital (together with its affiliates), Mr. Asmar and the Issuer entered into a support agreement (the “Support Agreement”). Pursuant to the Support Agreement, the Issuer agreed to increase the size of its Board of Directors (the “Board”) by one director from nine to ten directors and to appoint Mr. Asmar to fill the vacancy created as a result of the expansion. Mr. Asmar will be appointed to the Board as a Class III director, with a term expiring at the Issuer’s 2020 Annual Meeting of Stockholders (the “2020 Annual Meeting”), and to the Nominating and Corporate Governance Committee. In addition, the Issuer agreed, subject to certain conditions, to nominate Mr. Asmar for election as a director at the 2020 Annual Meeting for a term expiring at the 2021 Annual Meeting of Stockholders (the “2021 Annual Meeting”) and to recommend, support and solicit stockholders accordingly in the same manner as for other independent director candidates nominated by the Issuer. Pursuant to the Support Agreement, the Reporting Persons have customary replacement rights in the event Mr. Asmar is unable to serve as a director during the Lockup Period (as defined below).  From the date of the Support Agreement until the date that is the earlier of (x) the date of the 2021 Annual Meeting (or such longer period as Mr. Asmar or any replacement director who is also a principal of Impactive Capital continues to serve on the Board) and (y) ten business days after such date, if any, that the Reporting Persons provide written notice to the Issuer that the Issuer has materially breached its commitments or obligations under the Support Agreement, provided that the breach is not cured within ten business days to the reasonable satisfaction of Impactive Capital (the “Lockup Period”), the Reporting Persons may not short-sell any of the Issuer’s securities.

The terms of the Support Agreement provide that the Reporting Persons are subject to customary standstill obligations from the date of the Support Agreement until the earliest of (x) May 15, 2020, (y) the date of the 2020 Annual Meeting, which is expected to be held no later than April 30, 2020 and (z) ten business days after such date, if any, that the Reporting Persons provide written notice to the Issuer that the Issuer has materially breached its commitments or obligations under the Support Agreement, provided that the breach is not cured within ten business days to the reasonable satisfaction of Impactive Capital (the “Standstill Period”). The Reporting Persons agreed to vote in a manner consistent with the recommendations of the Board, subject to certain exceptions, on all proposals brought before stockholders during the Standstill Period.

The foregoing description of the Support Agreement is qualified in its entirety by reference to the full text of the Support Agreement, which is referenced as Exhibit 99.1 hereto and is incorporated herein by reference.

In connection with the appointment of Mr. Asmar to the Board, the Reporting Persons entered into an Investor and Director Non-Disclosure Agreement (the “Non-Disclosure Agreement”) in order for Mr. Asmar to provide certain information and data to the other Reporting Persons in connection with his service as a director of the Issuer. The Non-Disclosure Agreement supersedes the Confidentiality Agreement referenced in the Schedule 13D.

8

CUSIP NO. 05367P100

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 42,955,911 Shares outstanding as of August 1, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 6, 2019.

A.	Impactive Sierra
(a)	As of the close of business on October 31, 2019, Impactive Sierra directly beneficially owned 3,700,000 Shares.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,700,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,700,000
(c)	The transactions in the Shares by Impactive Sierra since the filing of the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.
B.	Impactive GP
(a)	As the general partner of Impactive Sierra, Impactive GP may be deemed to beneficially own the 3,700,000 Shares owned by Impactive Sierra.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,700,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,700,000
(c)	Impactive GP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by Impactive Sierra since the filing of the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.
C.	Impactive Capital
(a)	As the investment manager of Impactive Sierra, Impactive Capital may be deemed to beneficially own the 3,700,000 Shares owned by Impactive Sierra.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,700,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,700,000
9

CUSIP NO. 05367P100

(c)	Impactive Capital has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by Impactive Sierra since the filing of the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.
D.	Impactive Capital GP
(a)	As the general partner of Impactive Capital, Impactive Capital GP may be deemed to beneficially own the 3,700,000 Shares owned by Impactive Sierra.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,700,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,700,000
(c)	Impactive Capital GP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by Impactive Sierra since the filing of the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.
E.	Ms. Taylor Wolfe and Mr. Asmar
(a)	Each of Ms. Taylor Wolfe and Mr. Asmar, as a Managing Member of each of Impactive GP and Impactive Capital GP, may be deemed to beneficially own the 3,700,000 Shares owned by Impactive Sierra.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,700,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,700,000
(c)	None of Ms. Taylor Wolfe or Mr. Asmar has entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by Impactive Sierra since the filing of the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 31, 2019, the Reporting Persons entered into the Support Agreement with the Issuer as defined and described in Item 4.

10

CUSIP NO. 05367P100

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	The Support Agreement by and among Impactive Capital LP, Mr. Asmar and the Issuer, dated October 31, 2019.

11

CUSIP NO. 05367P100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2019

Impactive Sierra Fund LP

By:	Impactive Capital GP LLC
its general partner

By:	/s/ Lauren Taylor Wolfe
	Name:	Lauren Taylor Wolfe
	Title:	Managing Member

Impactive Capital GP LLC

By:	/s/ Lauren Taylor Wolfe
	Name:	Lauren Taylor Wolfe
	Title:	Managing Member

Impactive Capital LP

By:	Impactive Capital LLC
its general partner

By:	/s/ Lauren Taylor Wolfe
	Name:	Lauren Taylor Wolfe
	Title:	Managing Member

Impactive Capital LLC

By:	/s/ Lauren Taylor Wolfe
	Name:	Lauren Taylor Wolfe
	Title:	Managing Member

/s/ Lauren Taylor Wolfe
Lauren Taylor Wolfe

/s/ Christian Asmar
Christian Asmar

12

CUSIP NO. 05367P100

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of the Schedule 13D

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

IMPACTIVE SIERRA FUND LP

Purchase of Common Stock	523	6.00000	09/25/2019
Purchase of Common Stock	14,194	5.99240	09/26/2019
Purchase of Common Stock	18,817	5.94400	09/27/2019
Purchase of Common Stock	1,200	5.99380	09/30/2019
Purchase of Common Stock	2,900	5.99420	10/03/2019
Purchase of Common Stock	7,110	5.97120	10/10/2019